SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of December 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR LAUNCHES 4 NEW ROUTES FROM SHANNON

                   SHANNON - MANCHESTER, WROCLAW, ROME, MURCIA

              50,000 SEATS FOR EUR5 (TAX INLCUDED) ON SHANNON ROUTES

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 1st December 2005) announced four new routes from its Shannon base to Manchester, Wroclaw, Rome and Murcia. The four new routes will start on the 22nd February next and will each operate three times weekly. To accommodate these 4 new routes, Ryanair will close 2 routes from Shannon to Hamburg and Stockholm from 22nd February next. This expansion includes Ryanair's first route between Ireland and Poland (Shannon - Wroclaw) and brings the total number of routes operated at the Shannon base to 19.

Announcing the expansion at Shannon today, Ryanair's CEO Michael O'Leary, said:

     "Ryanair launched its Shannon base in May and monthly Ryanair traffic at the airport has trebled. Ryanair has delivered dramatic growth at Shannon airport as promised. This is good news for business and tourism in the mid-west."

     "Today's 4 new routes to England, Poland, Italy and Spain mean that over the next year 1.5 M passengers will use Ryanair's Shannon flights, almost 1M of whom will be inbound visitors, sustaining 1,500 jobs in the mid West".

     "These 4 new routes are available today on www.ryanair.com and we urge passengers to book immediately as demand for these new destinations will be very strong".


Ends.                         Thursday, 1st December 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 December 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director